UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 18, 2016

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its charter)

Unit 2, 2nd Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F  ☒            40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Item 1 — Information Contained in this Form 6-K Report

The following is a description of certain agreements and documents. Copies of certain agreements and documents described below are included as exhibits to this Report. The following descriptions of certain documents and agreements do not purport to be complete descriptions and are qualified in their entirety by reference to such exhibits.

Unless we otherwise specify, when used in this Report, the terms “Seaspan,” “we,” “our” and “us” refer to Seaspan Corporation and its wholly-owned subsidiaries.

Series F Preferred Stock Financing

On May 17, 2016, we issued to a third-party Asian investor in a private placement 5.6 million shares of our 6.95% Cumulative Convertible Perpetual Preferred Shares—Series F (the “Series F Preferred Shares”) at a price of $25.00 per share, for an aggregate purchase price of $140 million. The Series F Preferred Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”). Concurrently with the closing of the private placement, we entered into a registration rights agreement providing the purchaser with certain rights relating to registration under the Securities Act of shares of our Class A common stock issuable upon conversion of the Series F Preferred Shares.

The liquidation preference of the Series F Preferred Shares is $25 per share. The shares carry an initial annual dividend rate of 6.95% per $25 of liquidation preference per share. The Series F Preferred Shares are redeemable, at our option, at any time after the fifth anniversary of the initial issuance date of the Series F Preferred Shares, at a price equal to the liquidation preference per share plus any accumulated and unpaid dividends to the redemption date. If Series F Preferred Shares remain outstanding beyond the fifth anniversary date, the annual dividend rate will increase by 1% on such date and on each anniversary date thereafter, to a maximum of 10.5% after the ninth anniversary date. In certain instances, the annual dividend rate will increase to 10.5% beginning January 1, 2018, in which event the Preferred Shares will become redeemable at our option on or after that date. The Series F Preferred Shares represent perpetual equity interests in us. The Series F Preferred Shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us, and pari passu with our Series C, Series D and Series E preferred shares. Upon any liquidation or dissolution of us, holders of the Series F Preferred Shares and pari passu preferred shares with respect to liquidation (including the Series C, Series D and Series E preferred shares) will generally be entitled to receive the cash value of the liquidation preference of the Series F Preferred Shares or the pari passu preferred shares, plus an amount equal to accumulated and unpaid dividends, after satisfaction of all liabilities to our creditors, but before any distribution is made to or set aside for the holders of junior stock, including our Class A common shares.

The holders of outstanding Series F Preferred Shares generally are entitled to vote together with the holders of our Class A common shares, as a single class, on all matters submitted for a vote of holders of our common shares. For purposes of these voting rights, each holder of Series F Preferred Shares is entitled to one vote for each common share issuable upon conversion of such holder’s Series F Preferred Shares. The holders of Series F Preferred Shares also have voting rights relating to, among other things, the issuance by us of additional parity equity securities or any senior equity securities. The holders of Series F Preferred Shares may convert, in whole or in part, their Series F Preferred Shares into Class A common shares. The number of shares of our common stock to be issued upon any conversion of the Series F Preferred Shares will be determined by dividing (a) an amount equal to $25.00 per Series F preferred share plus all accumulated and unpaid dividends to the conversion date, whether or not declared, by (b) the conversion price in effect at the time of the conversion. The initial conversion price is $18.00 per Series F preferred share, and is subject to appropriate adjustment for stock dividends, splits, combinations, reclassifications or similar events relating to our Class A common shares. Subject to certain exceptions, the holders of Series F Preferred Shares have the general right to purchase a pro rata portion of any of our Class A common shares or of any preferred stock with general voting rights that we may issue or sell.

The foregoing description of the Series F Preferred Shares does not purport to be complete and is qualified in its entirety by reference to the related Statement of Designation, a copy of which is attached as Exhibit 4.1 to this Report and is incorporated herein by reference.

Employment Agreement with CEO Gerry Wang

On May 17, 2016, we entered into an employment agreement with Gerry Wang to replace the existing employment agreement, dated December 7, 2012. Pursuant to the new employment agreement, Mr. Wang has agreed to continue to serve as our chief executive officer and co-chairman through May 31, 2021.

The Employment Agreement provides for Mr. Wang’s annual base salary, annual target performance bonuses and housing allowances. In addition, Mr. Wang generally will receive transaction fees equal to 1.25% of the aggregate consideration under any binding agreement we enter into to construct, sell or acquire a vessel (or vessel-owning businesses). The transaction fees will be paid to Mr. Wang either in cash or, at our discretion, a combination of cash and up to 50% in shares of our Class A common stock. Under certain circumstances, Mr. Wang will be entitled to certain transaction fees for transactions entered into by us after his termination. If we terminate Mr. Wang’s employment for “Just Cause” or if Mr. Wang terminates his employment without “Good Reason” (as those terms are defined in the Employment Agreement), he will forfeit a portion of any earned but unpaid transaction fees.

The initial term of the Employment Agreement expires on May 31, 2021, unless terminated earlier by the parties as permitted by the Employment Agreement. If we terminate Mr. Wang’s employment other than for Just Cause or if Mr. Wang terminates his employment for Good Reason, we will pay Mr. Wang severance equal to three times the aggregate amount of his annual base salary, target performance bonus and housing allowance. Payments will be made in equal installments over 12 months.

In connection with the Employment Agreement, we agreed to grant to Mr. Wang awards of restricted stock units (“RSUs”), with an aggregate grant date fair value of $8.04 million, and performance stock units (“PSUs”), also with an aggregate grant date fair value of $8.04 million, in each case related to the contemplated full five-year employment period discussed below.

The RSUs will vest and become exercisable in five equal tranches on May 31 of each of the next five years, commencing on May 31, 2017, subject to Mr. Wang’s continued employment with us. The number of Class A common shares underlying the RSU grant will be determined by dividing (i) the total value of the RSU grant by (ii) the closing stock price on the grant date. Upon (a) any Change in Control (as defined in the Employment Agreement) or (b) a termination of Mr. Wang’s employment by us other than for Just Cause, by Mr. Wang for Good Reason or due to Death or Disability (as such terms are defined in the Employment Agreement), all unvested RSUs will vest and become payable. Upon a termination of Mr. Wang’s employment by us for Just Cause or by Mr. Wang without Good Reason, all unvested RSUs will be forfeited.

The PSUs will consist of five tranches of equal value, with the number of Class A common shares underlying each tranche being determined by dividing (i) the value of the tranche by (ii) the fair value of a unit in the tranche on the grant date. Each tranche will vest when both its time and performance vesting hurdles are met. Time vesting will occur for a given tranche of PSUs if Mr. Wang is employed with us on May 31 of a particular year over each of the next five years, commencing on May 31, 2017. Performance vesting will occur for a given tranche of PSUs if the fair market value of a Class A common share equals or exceeds the applicable performance vesting share price for such tranche for any 20 consecutive trading days on or before May 31, 2021. The performance vesting share price for a tranche is set at a particular percentage above the closing stock price of a Class A common share on the grant date. The vesting hurdles for the five tranches of PSUs are set forth in the following table.

Tranche	Performance Vesting (% of closing common share price on the grant date)	Time vesting (continued employment)
1	105.00%	May 31, 2017
2	110.25%	May 31, 2018
3	115.76%	May 31, 2019
4	121.55%	May 31, 2020
5	127.63%	May 31, 2021

Mr. Wang will be permitted to pursue certain containership investment or business opportunities if, after he communicates any such opportunity to the board of directors, we decline to pursue such opportunity or do not timely complete such investment or acquisition or enter into a definitive agreement relating to the opportunity. Mr. Wang has agreed to maintain beneficial ownership of shares of our Class A common stock owned by him and by certain of his family members and affiliates during the term of the Employment Agreement in an amount equal to the greater of (a) 1.5% of our current outstanding common shares and (b) that number of shares having a value equal to six times his base salary. We have agreed to register with the SEC the estimated maximum number of our shares that may be earned by Mr. Wang under the Employment Agreement.

The foregoing description of the Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the Employment Agreement, a copy of which is attached as Exhibit 10.1 to this Report and is incorporated herein by reference.

Financial Services Agreement

On May 16, 2016, we entered into a financial services agreement (the “Financial Services Agreement”), with Seaspan Financial Services Ltd. (“SFSL”), an entity owned and controlled by our director Mr. Porter, to replace the financial services agreement dated March 14, 2011, between us and Tiger Ventures Limited, an entity also owned and controlled by Mr. Porter. Under the Financial Services Agreement, SFSL will provide us with certain strategic services, including negotiating and procuring pre-delivery and post-delivery financing or refinancing for the construction of new vessels or the acquisition of used vessels.

SFSL generally will receive fees of 0.60% or 0.80% of the aggregate principal amount of any debt or lease financing provided to us, depending upon the nature of the financing. The audit committee of our board of directors may approve financing fees of up to 1.25% of the aggregate principal amount of debt or lease financings if it determines that the financing is a significant innovation which improves our capital structure or lowers our weighted average cost of capital. SFSL is entitled to financing fees whether or not it proposes or initiates the debt or lease financings. Public offerings and certain private placements of debt securities are excluded from the transactions subject to the Financial Services Agreement.

Financing fees will be paid to SFSL either in cash or, at our discretion, a combination of cash and up to 50% in shares of our Class A common stock. A portion of such shares will be subject to a four-year lock-up agreement. The Financial Services Agreement will expire on May 31, 2021 unless terminated earlier by either party in accordance with the terms of the agreement. We may terminate the agreement at any time upon providing SFSL advance notice. If we terminate the agreement other than (a) because Graham Porter no longer controls SFSL or (b) due to a breach by or insolvency event involving SFSL, we must pay to SFSL a cash termination payment of $6.25 million.

Under the terms of the Financial Services Agreement, SFSL will present to our board of directors for consideration certain containership investment or other containership business opportunities known to SFSL and which opportunities are consistent with our business. SFSL will be permitted to pursue any of these opportunities if we decline to pursue such opportunity or do not timely complete such investment or acquisition or enter into a definitive agreement relating to the opportunity. We have agreed to register with the SEC the shares SFSL earns under the Financial Services Agreement.

The foregoing description of the Financial Services Agreement does not purport to be complete and is qualified in its entirety by reference to the Financial Services Agreement, a copy of which is attached as Exhibit 10.2 to this Report and is incorporated herein by reference.

Press Release

Attached as Exhibit 99.1 is a copy of an announcement of Seaspan Corporation dated May 18, 2016.

Item 6 — Exhibits

The following exhibits are filed as part of this Report:

Exhibit Number	Description

4.1	Statement of Designation for Series F Preferred Shares

10.1	Executive Employment Agreement dated May 16, 2016, between Seaspan Corporation and Gerry Wang

10.2	Financial Services Agreement dated May 16, 2016, between Seaspan Financial Services Ltd. and Seaspan Corporation

99.1	Press release issued by Seaspan Corporation on May 18, 2016

THIS REPORT ON FORM 6-K IS FILED WITH REFERENCE TO AND IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS:

•	REGISTRATION STATEMENT ON FORM F-3D OF SEASPAN CORPORATION FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 30, 2008 (REGISTRATION NO. 333-151329);

•	REGISTRATION STATEMENT ON FORM F-3 OF SEASPAN CORPORATION FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 19, 2013 (REGISTRATION NO. 333-190718), AS AMENDED ON OCTOBER 7, 2013;

•	REGISTRATION STATEMENT ON FORM F-3 OF SEASPAN CORPORATION FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 29, 2014 (REGISTRATION NO. 333-195571);

•	REGISTRATION STATEMENT ON FORM F-3 OF SEASPAN CORPORATION FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 28, 2014 (REGISTRATION NO. 333-200639);

•	REGISTRATION STATEMENT ON FORM F-3D OF SEASPAN CORPORATION FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 12, 2015 (REGISTRATION NO. 333-202698);

•	REGISTRATION STATEMENT ON FORM S-8 OF SEASPAN CORPORATION FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 31, 2011 (REGISTRATION NO. 333-173207);

•	REGISTRATION STATEMENT ON FORM S-8 OF SEASPAN CORPORATION FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 20, 2013 (REGISTRATION NO. 333-189493); AND

•	REGISTRATION STATEMENT ON FORM S-8 OF SEASPAN CORPORATION FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 28, 2014 (REGISTRATION NO. 333-200640).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: May 18, 2016	By:	/S/ David Spivak
David Spivak
Chief Financial Officer
(Principal Financial and Accounting Officer)